

SECURIT  SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43264

SEC Mail Processing
Section

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 1 0 2009

REPORT FOR THE PERIOD BEGINNING __01/01/08__ AND ENDING __12/31/08__ Washington, DC

MM/DD/YY   MM/DD/YY 111

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kim Eng Securities USA, Inc.**

OFFICIAL USE ONLY
————
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

406 East 50th Street

(No. and Street)

New York   **New York**   **10022**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica Kim   **(212) 688-8886**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen & Schaeffer, P.C.

(Name – *if individual, state last, first, middle name*)

420 Lexington Avenue, Suite 2450   **New York**   **New York**   **10170**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ **Certified Public Accountant**

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Jessica Kim** _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Kim Eng Securities USA, Inc. _____, as

of **December 31** _____, 2008_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

Chief Financial Officer _____

Title

_____ 2|6|09

Notary Public

REBECA PAES
Notary Public, State of New York
No. 01PA6156343
Qualified in Queens County
Commission Expires Nov. 27, 2012

Table of Contents

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



COHEN & SCHAEFFER P.C.

CERTIFIED PUBLIC ACCOUNTANTS

420 LEXINGTON AVENUE

SUITE 2450

NEW YORK, NY 10170

PHONE: (212) 972-6490

Fax: (212) 687-2705

Independent Auditors' Report

Board of Directors
Kim Eng Securities USA, Inc.

We have audited the accompanying statement of financial condition of Kim Eng Securities USA, Inc., a wholly-owned subsidiary of Kim Eng Holdings Limited (the "Company") as of December 31, 2008, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kim Eng Securities USA, Inc. as of December 31, 2008, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Cohen & Schaeffer P.C.

New York, New York
February 4, 2009

KIM ENG SECURITIES USA, INC.
(A wholly-owned subsidiary of Kim Eng Holdings Limited

Statement of Financial Condition

As of December 31, 2008
(Expressed in United States Dollars)

Assets

Cash and cash equivalents	$ 5,555,569
Due from affiliates	150,198
Furniture, equipment, software and motor vehicles	
(net of accumulated depreciation of $278,664)	52,968
Income tax receivable	4,834
Prepaid expenses and other receivables	31,511
Other assets	17,829
Total assets	**$ 5,812,909**

Liabililties and Shareholder's Equity

Liabilities	
Accrued compensation	$ 742,215
Accounts payable and other liabilities	197,293
Reserve for income tax contingencies	372,173
Total liabilities	**$ 1,311,681**
Shareholder's equity	
Common stock, voting, par value $1; authorized, issued	
and outstanding, 10 shares	10
Additional paid-in capital	9,499,990
Accumulated deficit	(4,998,772)
Total shareholder's equity	**4,501,228**
Total liabilities and shareholder's equity	**$ 5,812,909**

See accompanying notes to financial statements.

Revenues:		
Brokerage commissions	$	10,577,584
Research fees		265,823
Interest income		54,678
Total revenue		10,898,085
Expenses		
Commissions and clearance		5,979,067
Research and settlement fees		-
Compensation		3,716,363
Communication		573,320
Occupancy		274,478
Travel and entertainment		249,956
Professional fees		139,555
Other		86,128
Total expenses		11,018,867
Net income before provision for income taxes		(120,782)
Provision for income tax		16,984
Net Income	$	(137,766)

See accompanying notes to financial statements.

KIM ENG SECURITIES USA, INC
(A wholly-owned subsidiary of Kim Eng Holdings Limited)

Statement of Changes in Shareholder's Equity
(Expressed in United States Dollars)

	Common stock		Additional paid-in capital		Accumulated deficit		Total	
Shareholder's equity - at December 31, 2007	$	10	$	9,499,990	$	(4,861,006)	$	4,638,994
Net income						(137,766)		(137,766)
Shareholder's equity - at December 31, 2008	$	10	$	9,499,990	$	(4,998,772)	$	4,501,228

See accompanying notes to financial statements.

KIM ENG SECURITIES USA, INC.
(A wholly-owned subsidiary of Kim Eng Holdings Limited)

Statement of Cash Flows

Year Ended December 31, 2008
(Expressed in United States Dollars)

Cash flows from operating activities		
Net Income	$	(137,766)
Adjustments to reconcile net loss to net cash used in		
operating activities		
Depreciation		22,927
Decrease (increase) in operating assets		
Receivable from affiliates		1,187,586
Prepaid expenses and other receivables		49,858
Prepaid income taxes		(3,513)
Increase (decrease) in operating liabilities		
Accrued compensation		(1,558,193)
Accounts payable and other liabilities		22,985
Net cash used in operating activities		(416,116)
Cash flows provided by investing activities		
Purchase of fixed assets		(51,168)
Net cash increase		(467,284)
Cash and cash equivalent at beginning of year		6,022,853
Cash and cash equivalents at end of year	$	5,555,569

See accompanying notes to financial statements.

Note 1 - General Business

Kim Eng Securities USA, Inc. (the "Company"), a wholly-owned subsidiary of Kim Eng Holdings Limited, a Singapore Registered Corporation (the "Parent"), is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company engages primarily in the introduction of securities from Singapore, Korea, Indonesia, Malaysia, Philippines, Thailand, Hong Kong, Taiwan, Japan, Vietnam, India ("Asian-based") and Australia to U.S. institutional customers. The Company's results of operations and financial condition are affected by general trends in the Asian-based economy, Australia and financial markets. The Parent has agreed to provide funding to support the Company if necessary. The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(i) of that rule.

Note 2 - Significant Accounting Policies

1. ### Cash and Cash Equivalents

   Cash and cash equivalents include cash and an investment in a money market fund held by a U.S. financial institution.

2. ### Securities Transactions

   The Company records securities transactions executed for its customers on a trade-date basis. Revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates on the trade date.

3. ### Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. ### Fixed Assets

   Equipment, automobile and computer software are recorded at cost, net of accumulated depreciation. Equipment, automobile and computer software are depreciated on a straight-line basis over the estimated useful life of three to five years.

Note 2 - Significant Accounting Policies (continued)

5.   **Accounting for Uncertainty in Income Taxes**

FIN 48 prescribes a comprehensive model of how companies should recognize, measure, present and disclose uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, the Company shall initially recognize tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company shall initially and subsequently measure such tax positions as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company has decided not to adopt FIN 48 for the year ended December 31, 2008.

6.   **Income Tax**

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is comprised of state and local taxes computed on a basis other than net income.

Note 3 - Cash Segregated Under Federal and Other Obligations

Cash of $1,000 at December 31, 2008 has been segregated in a special reserve bank account for the exclusive benefit of customers and is included in cash and cash equivalents in the statement of financial condition. This amount is currently not required.

Note 4 - Related Party Transactions

The Parent and affiliated companies with common ownership provide all execution, and research and settlement services to the Company. Gross commissions from customer transactions are collected by affiliated companies and are remitted monthly to the Company net of commissions and clearance, and research and settlement fees. At December 31, 2008, receivable from affiliates of $150,198 represents net commissions due from affiliates for customer securities transactions.

The Company occupies office space under a noncancellable lease with an affiliate which expires on March 31, 2010. In addition to base rent of $217,962 per annum, the lease provides for the Company to pay certain operating expenses. The total occupancy cost paid for the year ended December 31, 2008 was approximately $274,000. Future aggregate minimum annual rent payments as of December 31, 2008 is $219,300.

Note 5 – Employee Benefit Plan

The Company sponsors a SEP/IRA savings plan in accordance with IRS regulations. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% of the maximum allowable contributions made by employees. The Company's contribution was approximately $100,000 for the year ended December 31, 2008.

Note 6 – Income Taxes

The income tax provision for the year ended December 31, 2008 consisted of the following:

Current:		
Federal	$	619
State and local		16,365
		16,984
Deferred:		
Federal, state and local		-
Total tax provision	$	16,984

A reconciliation of the statutory income tax provision to the effective income tax provision is as follows:

Tax benefit provision at statutory rate (34%)	$	1,191,690
Federal, state and local taxes		16,984
Valuation allowance		(1,191,690)
	$	16,984

The tax effect of the temporary differences at December 31, 2008 is as follows:

Deferred tax asset		
Net operating loss benefit	$	3,479,698
Depreciation		25,274
Less valuation allowance		(3,504,972)
Net deferred tax asset	$	-

The Company has available, at December 31, 2008, unused operating losses carry-forward of $7,715,574, which may be applied against future taxable income expiring in various years from 2012 through 2028.

Note 7 – Fixed Assets

Details of equipment, automobile and computer software are as follows:

Equipment	$	126,883
Automobile		92,235
Computer software		112,514
		331,632
Less: accumulated depreciation		(278,664)
	$	52,968

Note 8 – Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of their customers. One customer represents 13.78% of the Company's revenue.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits. However, the Company does believe that these amounts are exposed to significant risk and are considering step to address this risk.

Note 9 - Net Capital

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. At December 31, 2008, the Company had net capital of $4,139,065 which exceeded requirements by $4,039,065. The ratio of aggregate indebtedness to net capital was .32 to 1.

Supplementary Information

KIM ENG SECURITIES USA, INC.
(A wholly-owned subsidiary of Kim Eng Holdings Limited)

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c-3-1 Under the Securites Exchange Act of 1934

December 31, 2008
(Expressed in United States Dollars)

Total Ownership Equity Per Statement of Financial Condition	$	4,501,228
Non allowable Assets:		
Receivable from affiliates		150,198
Petty cash		28
Furniture, equipment, software and motor vehicles		52,967
Receivable - Others		
Prepaid expenses		18,620
Prepaid insurance		12,891
Prepaid income tax		4,834
Other assets		17,829
Total non allowable		257,367
Net capital before haircuts on securities positions		4,243,861
Haircuts on securities positions		104,796
Net capital		4,139,065
Computation of Net Capital Requirement:		
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $1,311,684 or $100,000		100,000
Excess net capital	$	4,039,065
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness	$	1,311,681
Percentage of aggregate indebtedness of net capital		32%

There are no differences between the computation required pursuant to Rule 15c-3-1 and the corresponding computation prepared by the Company and included in the Company's amended unaudited Form X-17A-5 Part II filing as of December 31, 2008



COHEN & SCHAEFFER P.C.

CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
Fax: (212) 687-2705

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
  Kim Eng Securities USA, Inc.

In planning and performing our audit of the financial statements and supplementary information of Kim Eng Securities, USA Inc., a wholly-owned subsidiary of Kim Eng Holdings Limited (the "Company") as of and for the year ended December 31, 2008(on which we issued our report dated February 1, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exist when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than consequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

Cohen & Schaeffer P.C.

New York, New York
February 4, 2009